UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
Commission file number 1-12984
EAGLE MATERIALS INC.
HOURLY PROFIT SHARING PLAN
(Full title of the plan)
EAGLE MATERIALS INC.
3811 Turtle Creek Blvd, Suite 1100
Dallas, Texas 75219
(Name of issuer and address of principal executive office)

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
AT DECEMBER 31, 2005 AND 2004,
AND FOR THE YEAR ENDED DECEMBER 31, 2005

Report of Independent Registered Public Accounting Firm
The Administrative Committee
Eagle Materials Inc. Hourly Profit Sharing Plan
We have audited the accompanying statements of net assets available for benefits of the Eagle Materials Inc. Hourly Profit Sharing Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2005, and delinquent participant contributions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
Dallas, Texas
June 26, 2006

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2005	2004

Assets:
Investments in the Eagle Materials Inc. Plans Master Trust	$10,674,607	$9,031,102
Participant loans	5,352	27,218
Participant contributions receivable	—	45,866
Participating Employers’ contribution receivable	—	4,684

Net Assets Available for Benefits	$10,679,959	$9,108,870

See accompanying notes to the financial statements.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2005

Additions:
Participating Employers’ contributions	$678,611
Participant contributions	1,067,285
Interest in the Eagle Materials Inc. Plans Master Trust investment income	820,259
Interest income on participant loans	1,392

Total Additions	2,567,547

Deductions:
Distributions to participants	962,621
Administrative expenses	33,837

Total Deductions	996,458

Net Increase	1,571,089

Net Assets Available for Benefits:
Beginning of year	9,108,870

End of year	$10,679,959

See accompanying notes to the financial statements.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005
NOTE 1. DESCRIPTION OF THE PLAN
The following description of the Eagle Materials Inc. Hourly Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan, established April 1, 1993 and amended and restated effective January 1, 2001, is a defined contribution retirement plan covering eligible employees of Eagle Materials Inc. (the Company or Eagle Materials) and eligible employees of certain subsidiaries of the Company, which have adopted the Plan with the Company’s consent. The Company and certain subsidiaries collectively comprise the “Participating Employers.” The Plan is administered by an Administrative Committee (the Committee) appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The Plan has three distinct types of eligible employees: (1) employees eligible to participate in the employer profit sharing contributions, (2) employees eligible to participate in employer matching contributions or (3) employees not eligible to participate in any employer contributions. Eligible employees may not participate in both employer profit sharing and matching contributions. Certain hourly employees of the Participating Employers participate in profit sharing contributions on the earlier of January 1 or July 1 after completing one year of service, as defined in the Plan. One year of service, for purposes of eligibility, is defined as a twelve consecutive month period during which the employee worked 1,000 hours, ending on the first anniversary of the employee’s date of hire. Hourly employees of Republic Paperboard Company, LLC (Republic), a subsidiary of the Company, participate in matching contributions on the date the employee first performs an hour of service for the employer, as defined in the Plan. Hourly employees of Mathews Ready Mix (Mathews), a subsidiary of the Company, participate in matching contributions during the calendar year in which they participate.
A member of a group or class of employees covered by a collective bargaining agreement is not eligible to receive a profit sharing contribution unless such agreement extends the Plan to such group or class of employees. Employees participating at the American Gypsum Duke, OK facility and the employees at the Illinois Cement Company facility (hired after February 14, 2005) are eligible for such contribution.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2005
NOTE 1. DESCRIPTION OF THE PLAN (CONTINUED)
Contributions
The Plan permits participants to contribute pre-tax up to 70% of their compensation, as defined in the Plan, (up to a statutory limit) to a 401(k) account upon the date of hire. Total contributions to a participant’s account are limited to a maximum of 100% of compensation (or $42,000, whichever is less) for participant contributions and Participating Employers’ contributions.
Profit sharing contributions are made by certain of the Participating Employers on a discretionary basis as determined by their respective Boards of Directors. The contributions are allocated to participant accounts on a pro rata basis determined by the number of hours worked. Employer nondiscretionary matching contributions for eligible employees of Republic are allocated to participant accounts based on 75% of each participant’s eligible contributions up to 6% of compensation, as defined by the Plan. Employer nondiscretionary matching contributions for eligible employees of Mathews are allocated to participant accounts based on 100% of each participant’s eligible contributions up to $500, as defined by the Plan. The Participating Employers, at their sole discretion, may make qualified non-elective contributions to the Plan. No such contributions were made for the 2005 Plan year. Forfeitures may be used to reduce employer matching contributions, employer profit sharing contributions or administrative expenses of the Plan. Forfeitures of $8,841 were used to reduce employer profit sharing contributions remitted to the Plan during the year ended December 31, 2005.
Participants direct the investment of their accounts into a variety of registered investment company funds, common/collective trust fund or the Eagle Materials Common Stock Fund (the EXPSF). Another fund, the Centex Common Stock Fund (the CCSF), exists for those employees who chose to retain their balance in this fund upon transfer of all of their balances from the Profit Sharing and Retirement Plan of Centex Corporation to the Plan in 1994. No additional contributions to the CCSF are permitted. Both the EXPSF and CCSF are unitized stock funds.
Participants may allocate up to 15% of employer and participant contributions to the EXPSF, whereas up to 100% may be allocated to any other investment option (except the CCSF) offered by the Plan.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2005
NOTE 1. DESCRIPTION OF THE PLAN (CONTINUED)
Vesting
A participant does not fully vest in Participating Employers’ nondiscretionary matching contributions made prior to January 1, 2002, Participating Employers’ discretionary profit sharing contributions and all related earnings until the completion of five years of service, as defined in the Plan. The participant needs to complete three years of service to fully vest in Participating Employers’ nondiscretionary matching contributions made after December 31, 2001, and the related earnings, as defined in the Plan. Participants are fully vested in all contributions upon retirement, full and permanent disability, or death.
Participants are always fully vested in their participant contributions and related earnings.
Participant Loans
Loans by participants currently are not permitted. Prior to January 2003, participants from Republic were allowed to obtain loans against their vested account balances. Republic participants could borrow up to 50% of the vested portion of their accounts, not in excess of $50,000. Outstanding loans are collateralized by participant accounts. Such loans bear interest at a rate that approximates market rates and are repayable to the Plan within five years.
Administrative Expenses
Certain administrative expenses of the Plan are paid by the Company. The Plan is not required to reimburse the Company for any administrative expenses paid by the Company. Expenses not paid by the Company are paid by the Plan.
Distributions
In accordance with the Plan document, distribution of a participant’s vested account is available upon the participant’s retirement, death, disability, termination of employment, or attainment of age 59 1/2; or distribution is available to satisfy a financial hardship meeting the requirements of the Internal Revenue Service (IRS) regulations. Distributions are made in a lump-sum payment, a direct rollover distribution, or a combination thereof.
Plan Termination
Although there is no intention to do so, the Company has the right to discontinue contributions and terminate the Plan subject to the provisions of ERISA. The Plan provides that, in the event of plan termination, participants will become fully vested in their Participating Employers’ contributions, and the method of distribution of assets will be in accordance with the provisions of ERISA.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2005
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Valuation of Investments
All of the Plan’s investments, except for participant loans, are commingled with the investments of the Profit Sharing and Retirement Plan of Eagle Materials Inc. (the Eagle Salary Plan) in the Eagle Materials Inc. Plans Master Trust (the Master Trust). The Master Trust is governed by a trust agreement with Fidelity Management Trust Company (the Trustee) which is held accountable by and reports to the Committee.
Investments included in the Master Trust are valued at fair value. The registered investment company shares are valued based on published market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in the unitized stock funds are determined by the value of the underlying common stocks combined with the short-term cash positions. The fair values of the common stock portion of the funds are based on the closing prices of the common stocks on their primary exchange. The short-term cash positions of the unitized stock fund are recorded at cost, which approximates fair value. Investments in the common/collective trust fund are stated at fair value as determined by the issuer based on the fair value of the underlying assets in the fund.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
The Master Trust allocates net investment income/(loss) to the Plan based on the ratio of market values of the Plan’s investment in each Master Trust account. Net investment income is then allocated to participants on a pro rata basis. Administrative expenses for the year ended December 31, 2005, include Trustee and recordkeeper fees. Fund management fees are charged directly to the Master Trust and therefore are included in the net change in fair market value of investments for the Master Trust. Administrative expenses are allocated pro rata to the Plan and the Eagle Salaried Plan.
Participant loans are recorded at carrying value, which approximates fair value.
Distributions to Participants
Distributions to participants are recorded when paid.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2005
NOTE 3. INTEREST IN THE MASTER TRUST
The fair value of the commingled investments of the participating plans in the Master Trust accounts at December 31, 2005 and 2004, and the undivided percentage interests the Plan holds in each of the Master Trust accounts are summarized as follows:

	2005		2004
		Percentage		Percentage
	Fair Value	Interest	Fair Value	Interest

Registered Investment Companies
Dreyfus Founders Discovery Class F Fund	$317,490	18.8%	$295,838	15.9%
TCW Select Equities Class N Fund	127,606	62.8%	91,203	68.6%
JPMorgan Diversified Mid Cap Growth Class A Fund	1,731,037	32.0%	1,487,573	31.7%
American Beacon Funds Small Cap Value Plan Ahead Class Fund	332,016	15.3%	—	0.0%
Fidelity Low-Priced Stock Fund	4,081,494	15.8%	3,258,002	17.4%
Fidelity Equity-Income II Fund	1,326,296	22.8%	1,046,982	22.3%
Fidelity Diversified International Fund	2,283,825	13.9%	1,434,069	14.7%
Fidelity Dividend Growth Fund	1,773,710	27.7%	1,507,737	25.7%
Fidelity Freedom Income Fund	65,914	13.4%	2,629	0.0%
Fidelity Freedom 2000 Fund	7,337,106	49.8%	6,712,177	50.5%
Fidelity Freedom 2010 Fund	5,807,289	16.5%	5,225,477	16.1%
Fidelity Freedom 2020 Fund	6,032,084	13.0%	6,333,699	12.9%
Fidelity Freedom 2030 Fund	760,874	39.6%	655,419	40.9%
Fidelity Freedom 2040 Fund	417,858	45.6%	218,990	39.3%
Spartan Extended Market Index Fund	1,657,559	8.7%	1,195,308	8.1%
Spartan U.S. Equity Index Fund	4,659,772	8.3%	4,557,427	6.5%
Fidelity U.S. Bond Index Fund	1,736,652	23.8%	1,606,663	19.5%

	40,448,582		35,629,193

Eagle Materials Common Stock Fund
Eagle Materials Common Stock	5,032,134		3,741,287
Interest-Bearing Cash Equivalent	115,873		98,884

	5,148,007	18.1%	3,840,171	16.8%

Centex Common Stock Fund
Centex Common Stock	1,036,212		873,264
Interest-Bearing Cash Equivalent	10,410		8,822

	1,046,622	2.6%	882,086	2.7%

Common/Collective Investment
Fidelity Managed Income Portfolio Fund	2,256,318	16.4%	2,224,862	12.1%

	$48,899,529		$42,576,312

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2005
NOTE 3. INTEREST IN THE MASTER TRUST (CONTINUED)
Net investment income (loss) of the Master Trust accounts for the year ended December 31, 2005, and the Plan’s share of net investment income (loss) of each Master Trust account is summarized as follows:

	Net
	Appreciation
	(Depreciation) in		Net	Share in Net
	Fair Value of	Interest and	Investment	Investment
	Investments	Dividends	Income	Income

Dreyfus Founders Discovery Class F Fund	$1,176	$—	$1,176	30.4%
TCW Select Equities Class N Fund	1,933	—	1,933	160.2%
JPMorgan Diversified Mid Cap Growth Class A Fund	39,856	130,668	170,524	31.9%
American Beacon Funds Small Cap Value Plan Ahead Class Fund	1,212	15,425	16,637	7.7%
Fidelity Low-Priced Stock Fund	70,250	274,742	344,992	15.0%
Fidelity Equity-Income II Fund	(52,019)	115,715	63,696	22.0%
Fidelity Diversified International Fund	238,887	64,948	303,835	14.3%
Fidelity Dividend Growth Fund	19,569	41,031	60,600	31.1%
Fidelity Freedom Income Fund	176	1,042	1,218	10.5%
Fidelity Freedom 2000 Fund	92,701	208,583	301,284	50.2%
Fidelity Freedom 2010 Fund	171,540	147,157	318,697	17.3%
Fidelity Freedom 2020 Fund	335,495	136,391	471,886	12.0%
Fidelity Freedom 2030 Fund	40,619	14,417	55,036	35.9%
Fidelity Freedom 2040 Fund	20,906	7,855	28,761	43.8%
Spartan Extended Market Index Fund	124,758	20,312	145,070	8.1%
Spartan U.S. Equity Index Fund	141,860	80,063	221,923	8.2%
Fidelity U.S. Bond Index Fund	(33,598)	73,243	39,645	22.0%
Eagle Materials Common Stock Fund	1,571,687	—	1,571,687	18.0%
Centex Common Stock Fund	177,352	—	177,352	2.8%
Fidelity Managed Income Portfolio Fund	—	78,618	78,618	14.0%

	$2,964,360	$1,410,210	$4,374,570

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2005
NOTE 3. INTEREST IN THE MASTER TRUST (CONTINUED)
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
NOTE 4. INCOME TAX STATUS
The Plan has received a determination letter from the IRS dated June 4, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.
NOTE 5. RELATED PARTY TRANSACTIONS
Certain plan investments in the registered investment companies, the common/collective trust fund, and the interest-bearing cash equivalent portion of the Eagle Materials Common Stock Fund are managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets is invested in the Company’s common stock. Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.
NOTE 6. SUBSEQUENT EVENT
On January 19, 2006, the Board of Directors of the Company approved an employer profit sharing contribution to the Plan. The total contribution was $504,999, net of applied forfeitures of $70,000, which was remitted to the Master Trust in March, 2006.

SUPPLEMENTAL SCHEDULES

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
SCHEDULE H; LINE 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
EIN#: 75-2520779
PLAN #: 001
YEAR ENDED DECEMBER 31, 2005

Participant Contributions	Total that Constitute Nonexempt
Transferred Late to Plan	Prohibited Transactions

$3,855	$3,855

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN
SCHEDULE H; LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN#: 75-2520779
PLAN #: 001
DECEMBER 31, 2005

		(c)
		Description of Investment,
	(b)	Including Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Cost	Value

*	Participant loans	Interest rates from 5.75% to 10.00%	$—	$5,352

			$—	$5,352

* Party-in-interest.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee which administers the Eagle Materials Inc. Hourly Profit Sharing Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

EAGLE MATERIALS INC. HOURLY PROFIT
SHARING PLAN

Date: June 29, 2006	By:	/s/ ARTHUR R. ZUNKER, JR.

Arthur R. Zunker, Jr.
Chairman, Administrative Committee

INDEX TO EXHIBIT
Eagle Materials Inc. Hourly Profit Sharing Plan

Exhibit		Filed Herewith or
Number	Exhibit	Incorporated by Reference

23	Consent of Ernst & Young LLP	Filed herewith